UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 27, 2023, the Board of Directors of SYLA Technologies Co., Ltd. (the “Company”) accepted the resignation of Nobuo Higuchi from his position of Chief Financial Officer, effective December 31, 2023, and appointed Takuya Hanada to serve as the Company’s Chief Financial Officer, effective on January 4, 2024.

Mr. Hanada is a Certified Public Accountant in Japan and has served as the Company’s Head of Administration Division since December 11, 2023. From August 2007 to November 2023, he worked within the IPO Department and the Underwriting Credit Evaluation Department of Nomura Securities Co., Ltd, a Japanese securities firm. From October 1998 to July 2007, he worked for ChuoAoyama PricewaterhouseCoopers, an auditing firm. Mr. Hanada graduated from Waseda University in Tokyo, Japan in March 1994.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant dated January 4, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: January 4, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer